Mail Stop 3720

March 29, 2007

Mr. René Obermann
Chief Executive Officer and
Chairman of the Management Board
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn
Germany

      RE: Deutsche Telekom AG
              Form 20-F for the fiscal year ended December 31, 2005
              File number: 1-14540
              Filed March 14, 2006, as amended March 27, 2006

Dear Mr. Obermann:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director